Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 11, 2018

VIA EDGAR
Ms. Effie Simpson Division of Corporation Finance, Office of Transportation and Leisure United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-5546

Re:	Nordic American Tankers Limited Form 20-F for the Fiscal Year Ended December 31, 2017 Filed May 15, 2018 File No. 001-13944

Dear Ms. Simpson:
We refer to the annual report on Form 20-F, filed by Nordic American Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 15, 2018 (the "Annual Report").  By letter dated November 8, 2018 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Annual Report.
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Item 5. Operating and Financial Review and Prospects
H. Critical Accounting Estimates
Vessel impairment, page 38
1.
Considering that your market capitalization is significantly lower than equity as of June 30, 2018 and given the significant decline in revenues and operating results through June 30, 2018, supplementally advise us of whether you performed an updated interim impairment test of your vessels pursuant to the guidance in Topic ASC 360-10.  If so, provide us with your conclusions/results, including the nature and amount of all significant assumptions.  If you did not perform an analysis subsequent to December 31 2017, please explain why you do not believe the significant decline in revenues resulting from decreased TCE rates experienced during the first six months of 2018 as compared to the comparable period of the prior year represents a significant adverse change in business climate that could affect the value of the vessels, which would trigger an updated impairment analysis pursuant to ASC Topic 360-10.  Finally, tell us if you intend to perform an analysis prior to year end 2018.

As set out in our Form 20-F as at and for the year ended December 31, 2017, we performed an impairment assessment of the entire fleet as at December 31, 2017, and recorded an impairment against ten of our older vessels.
We perform an impairment indicator assessment of our vessels every quarter and depending on the results thereof, may perform an impairment test on a vessel-by-vessel basis.  Given the prevailing market conditions for Suezmax tankers as of June 30, 2018 we did perform an impairment test for our fleet consistent with the requirements of ASC 360-10.
Our impairment testing resulted in further impairment charges, recorded at $2.2 million in the second quarter of 2018 related to the six vessels considered and presented as "Held for Sale" in our earnings release contained in the Form 6-K furnished on August 15, 2018. These six vessels were delivered to their new owners in the third quarter of 2018. Two vessels were sold and delivered to their new owners during the second quarter of 2018 and we recorded a loss of $1.7 million in the second quarter of 2018 related to those two vessels. The impairment charges were considered in line with Topic ASC 360-10 and based on the sales price of the vessels less cost to sell.
For the remaining fleet, consistent with the position at December 31, 2017 we did not identify any further vessels subject to impairment. For the vessel with the lowest excess value at June 30, 2018, we observed a positive difference between book value (NBV of $40.8 million at June 30) and estimated undiscounted future cash flows (estimated at $58.7 million) of $17.9 million.

Consistent with prior periods, we have applied TCE rates based on broker estimates for the first two years and 15-year historical day rates for the years thereafter. For the impairment testing performed for the period ending June 30, 2018, we have applied $16,421, $26,493 and $28,903 for the first year, second year and the period thereafter, respectively.  For the impairment testing performed for the period ending September 30, 2018, we have applied $17,971, $29,953 and $29,385 for the first year, second year and the period thereafter, respectively. We note that the Suezmax tanker rates have improved significantly in the fourth quarter of 2018, which we have announced in press releases in November 2018.  As detailed in our 20-F as at and for the year ended December 31, 2017, the remaining significant assumptions are fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel.  These assumptions were unchanged when applied in the June 30 2018 and September 30, 2018 impairment test.
In our correspondence with you dated January 19, 2018 and February 22, 2018, we outlined our significant assumptions in our impairment test including how our TCE calculations translate into future cash flows. These assumptions are applied consistently in our impairment testing during 2018 and the inputs to the model were updated with the most recent data available (mainly TCE broker estimates for the first two years and historical rates for the remaining period and operating expenses).
We intend to perform impairment testing of our vessels, if impairment indicators are present at the reporting date, for the period ending December 31, 2018.
2.
We note from your press release furnished on Form 6-K on August 15, 2018 that, towards the end of the 2nd quarter, you entered into several agreements to sell 8 Suezmax vessels and these vessels have now been delivered to their respective new owners.  Please tell us the amount of any loss or gain you have recorded on the sale of these vessels. Also, if these are the vessels that were written down to fair value as of December 31, 2017, tell us how the consideration received for these vessels compares to their fair value as of December 31, 2017.

The vessels referred to in our Form 6-K furnished on August 15, 2018, were written down to their estimated fair value as of December 31, 2017, and had a total carrying value of $78.0 million at that time.   The carrying values of the individual vessels as of December 31, 2017 were $9.5 million, $10.0 million and $11.0 million for vessels built in 1997, 1998 and 1999, respectively, using the average estimated value obtained from two independent brokers.
The consideration subsequently agreed for these vessels including bunker fuel and lubricants valued at $4.0 million onboard at the time of sale was $76.7 million net of broker commissions.
Our unaudited interim condensed consolidated financial statements for the 9-month period ending September 30, 2018, furnished on November 29, 2018 include a loss of $3.3 million in total related to the sales of these 8 vessels. When compared to the estimated fair value recorded as at December 31, 2017, we recorded a loss of $1.7 million in the second quarter of 2018, in respect of the first two vessels sold, and a loss of $1.6 million in the third quarter of 2018 related to the remaining six vessels. The additional impairment charges recorded in 2018 were mainly relating to costs to sell upon classifying assets as held for sale in the second quarter of 2018.

Item 15. Controls and Procedures
A.          Disclosure Controls and Procedures, page 64
3.
Please revise to indicate that it was management, including the Chief Executive Officer and the Chief Financial Officer, that assessed the disclosure controls and procedures, not the company.  Refer to Item 307 of Regulation S-K and SEC Release No. 33-8810.  In addition, please clarify that any remedial efforts are made towards a broader spectrum of issues and not just going concern.

In light of the Staff's comment, the Company will revise its disclosure in future filings of its Annual Report on Form 20-F to include the additional information as follows (based on the circumstances existing as at December 31, 2017, for the purposes of presenting the illustrative disclosure below):
"Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2017. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this assessment, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as a result of the material weakness that existed as of December 31, 2017, described below."
Further the Company will revise its disclosure in future filings to include disclosure as follows (based on the circumstances existing as at December 31, 2017, for the purposes of presenting the illustrative disclosure below):
"We are committed to maintaining an effective internal control environment and believe these measures will remediate the material weakness identified. These remediation initiatives are intended to enhance the Company's ability to provide accurate and timely internal control by establishing a formal process and specific control activities. Management believes that these measures, which are currently being implemented, will remediate the identified weakness."  We note, if relevant, this disclosure will incorporate any other information as applicable for 2018.

Note 10. Long-Term Debt
Credit Facility and Financing, page F-17
4.
Please provide us with an update on the status of the revolving credit facility (i.e., the Backstop facility), such as any instances of default and covenant violations as of the date of your response letter.  Furthermore, in accordance with the requirements of Rule 408(e)(1) of Regulation S-X, revise to disclose in the notes to the financial statements the nature of any restrictions on the company's ability to pay dividends, as applicable.

The Back-Stop facility has been cancelled as of the date of this letter and is as such no longer subject to any default or covenant clauses. In our unaudited interim condensed consolidated financial statements for the period ending September 30, 2018 furnished on November 29, 2018 we have disclosed as follows:
On December 20, 2017, we signed an agreement for a $375.0 million Backstop Facility. The Backstop Facility was a senior secured loan facility of up to $375.0 million, which was conditioned upon the closing of a bond offering. The Backstop Facility was available for drawing from July 1, 2018. On June 18, 2018 we announced that we decided to not proceed with a bond offering as it was considered not to be in the best interest of the shareholders of the Company. Subsequently, the Backstop facility has been cancelled and we are assessing different financing alternatives that we expect to finalize in 2018 or early 2019. Associated cost with the Backstop Facility has been expensed in full in 2018.
On page F-18 in our 2017 Form 20-F we disclosed that a quarterly dividend of $0.03 can be distributed upon utilization of the Backstop facility, which was the restriction set by the loan agreement. There were no further clauses attached to dividend distributions.

Note 16. Financial Instruments and Other Fair Value Disclosures, page F-21
5.
We note that you have provided a table with the carrying value and estimated fair value of assets and liabilities measured at fair value on a recurring basis.  Please revise to also include the disclosures required by ASC 820-10-5-2 for assets and liabilities measured at fair value on a non-recurring basis, such as your impairment of vessels and goodwill during 2017.

In light of the Staff's comment, the Company will revise its disclosure in future filings of its Annual Report on Form 20-F to include the additional information as discussed above and as per the below (based on the situation at December 31, 2017 for the purposes of the illustrative disclosure).

All figures in USD '000	Fair Value Hierarchy Level	2017 Fair Value	2017 Carrying Value	2016 Fair Value	2016 Carrying Value
Recurring:
Cash and Cash Equivalents	1	58,359	58,359	82,170	82,170
Credit Facility	2	(391,641)	(391,641)	(447,000)	(447,000)
Other Non-Current Assets (restricted cash)	1	-	-	10,149	10,149
Non-recurring: Vessels (note 3)*	2	100,000	100,000	-	-
Goodwill (note 5) **	3	0	0	-	-

*Vessels measured at fair value are included as part of the Vessels balance of $935,813,000 in our consolidated balance sheet as of December 31, 2017
**The most important assumptions and estimates applied by us in the goodwill impairment assessment include estimated future cash flows from our vessel operations, which is mainly driven by estimated daily time charter equivalents (TCE), operating expenses and the discount rate. The estimated future cash flows for revenues and operating expenses applied in the goodwill impairment model are aligned with the cash flows applied in the vessel impairment model. We refer to note 5 for further information.

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The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Evan Preponis at (212) 574-1438, with any questions or comments.
Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Claire Erlanger Securities and Exchange Commission Herbjørn Hansson Chief Executive Officer Nordic American Tankers Limited Bjørn Giaever Chief Financial Officer Nordic American Tankers Limited